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CUSIP No. 71-934 8104                13D/A                      Page 11 of 20

                                                                   EXHIBIT 2

                                 [LETTERHEAD OF
                                 PHOTOLOFT INC.]

                                  July 28, 2000
Terren S. Peizer
Chief Executive Officer
Intellect Capital Group, LLC
11111 Santa Monica Blvd.
Los Angeles, California 90025

Dear Terren:

     This letter amends and supplements that certain Stock Purchase Agreement, dated as of April 18, 2000, supplemented as of May 22, 2000, and executed as of June 8, 2000 ("Agreement"), by and between Intellect Capital Group, LLC, a Delaware limited liability company (the "Purchaser" and sometimes referred to herein as "you"), and PhotoLoft.Com, a Nevada corporation (the "Company" and sometimes referred to herein as "we" or "us"). Capitalized terms used but not otherwise defined herein shall have the same meaning as set forth in the Agreement.

     Pursuant to Article 2.2 of the Agreement and in accordance with the terms of the Series B Certificate of Designations, Rights and Preferences ("Certificate of Desginations"), Purchaser received shares of the Company's Series B Preferred Stock, which were to be converted into a number of fully paid and nonassessable shares of the Company's Common Stock equal to fifty percent (50%) of the Company's Common Stock then outstanding following such conversion, on a fully diluted basis (i.e., taking into account all issued and outstanding Common Stock, the conversion of all other securities convertible into shares of Common Stock, the exercise of all warrants and options exercisable for shares of Common Stock and any commitments of the Company to issue or sell any Common Stock or securities convertible into shares of Common Stock and the exercise of such committed securities) (the "Conversion"), in accordance with the terms and conditions set forth in that certain Series B Certificate of Designations, Rights and Preferences filed on May 17, 2000 ("Certificate of Designations").

     The Agreement was not executed by all parties until 22 days after the Certificate of Designations was filed with the Nevada Secretary of State. The Certificate of Designations provides that the Conversion shall automatically occur "thirty (30) days from the date hereof" (i.e., 30 days following the date on which the Certificate of Designations was filed); however, it was the mutual intent of the Company and the Purchaser that the Agreement and the Certificate of Designations be dated as of the same date and that the 30-day period would not begin until the Agreement had been executed. Accordingly, the Company shall file a Certificate of Correction (the form of which is attached hereto as EXHIBIT A). Please review the Certificate and initial below to indicate your approval of its terms. In addition, our counsel, Cathy Gawne, will provide you with a shareholder consent, which we ask you to sign and return to her.

-  Purchaser approves the Certificate of Correction:    ____________ (Purchaser)

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CUSIP No. 71-934 8104                13D/A                      Page 12 of 20

Terren S. Peizer
July 28, 2000
Page 2

     In accordance with our mutual understanding, and as reflected by the Certificate of Correction, the Conversion was to have occurred automatically on July 7, 2000 (the "Conversion Date"). For various reasons, including the Company's inability to fully convert the Preferred Stock into Common Stock due to an insufficient amount of authorized shares available for issuance, the Conversion did not occur on that date. Had the Conversion occurred on the Conversion Date, Purchaser would have received 34,540,266 shares of Common Stock in exchange for its 900 shares of Preferred Stock, only 27,914,023 of which could have been actually issued by the Company out of its authorized shares available for issuance. Accordingly, pursuant to the terms of our May 22, 2000 side letter, you are entitled to receive $13,122,959 as a penalty payment from the Company. In addition, the May 22, 2000 side letter set forth certain obligations that the Company failed to meet in connection with obtaining shareholder approval to increase the number of the Company's authorized shares of common stock. As a result, you are entitled to an additional penalty payment of $8,000 from the Company.

     By initialing beneath the following paragraph where indicated and by signing below, Purchaser and the Company hereby agrees as follows:

     In consideration of Purchaser waiving its rights to the $13,130,959 in penalty payments from the Company, and its rights to the 6,626,243 shares it would have received if the Company had a sufficient amount of authorized shares available for issuance to Purchaser, the Company shall issue to Purchaser warrants to purchase 11,900,000 shares of the Company's Common Stock (the "Warrants"). The terms of the Warrants are as set forth in the Warrant Agreement attached hereto as EXHIBIT B.

                  __________ (Purchaser) ___________ (Company)

     If the foregoing is in accordance with your understanding, please so indicate by initialing the spaces provided above and by signing this letter in the space indicated below and return it to us via facsimile today.

                                             Very truly yours,

                                             PHOTOLOFT.COM

                                             By:    /s/ Jack Marshall
                                                    -----------------------
                                                    Jack Marshall
                                                    Chief Executive Officer

ACCEPTED AND AGREED
  AS OF JULY 28, 2000

INTELLECT CAPITAL GROUP, LLC

By:   /s/ Terren S. Peizer
      --------------------
      Terren S. Peizer
      Chief Executive Officer